Mail Stop 3561

      October 18, 2005


Roland Bryan
President, CEO and Chairman
MachineTalker, Inc.
513 De La Vina Street
Santa Barbara, California  93101

	RE:  	MachineTalker, Inc.
      Amendment No. 2 to Form SB-2
      Filed October 11, 2005
      File No. 333-127080

Dear Mr. Bryan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Management`s Discussion and Analysis, page I-43

Current Overview, page I-46
1. We note your response to our prior comment two. Please describe how increases in staffing contributed to your research and development costs. As part of your description, indicate what the staffing involved. In this regard, we note that you have included staff salaries already in general and administrative expenses.

Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-18
2. We note your response to our prior comment six. Tell us in more detail when KBR accepted each deliverable, as specified in your contract with KBR.


*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Nicole Holden, Staff Accountant, at (202)
551-
3374, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at
(202) 551-3359, or Albert Pappas, Senior Staff Attorney, at (202) 551-3378, with any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director


cc:	via facsimile (310-393-2004)
      Mark Richardson, Esq.
	Richardson & Associates
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Mr. Bryan
MachineTalker, Inc.
October 18, 2005
Page 2